SEC
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FEB 29 2008

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25845

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seligman Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Park Avenue
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Katherine Shetler (212) 850-1672
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 27 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Katherine Shetler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seligman Advisors, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANICE CARTER
Notary Public, State of New York
No. 31-4944648
Qualified in New York County
Certificate Filed in Kings County
Commission Expires November 28, 2010

Signature

Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Supplemental Accountants' Report as per 17a-5.
- X (p) Statement of Exemption from Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Seligman Advisors, Inc.

(A wholly-owned subsidiary of
J. & W. Seligman & Co. Incorporated)
Statement of Financial Condition
December 31, 2007

SEC. I.D: No. 8-25845
This report is deemed PUBLIC in accordance with
Rule 17a-5(e)(3) under the Securities Exchange Act of 1934

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Stockholder of
Seligman Advisors, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Seligman Advisors, Inc. (the "Company") at December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the notes to the statement of financial condition, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 26, 2008

SELIGMAN ADVISORS, INC.
(a wholly-owned subsidiary of
J. & W. Seligman & Co. Incorporated)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

(Dollars in thousands)

ASSETS

Cash and cash equivalents	$16,424
Distribution and service fees receivable	3,053
Receivable from affiliates	107
Deferred commissions	964
Investments, at fair value	1,347
Furniture, equipment, and fixtures (net of accumulated depreciation of $874)	76
Deferred tax asset	9
Other assets	779
TOTAL ASSETS	$22,759

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Distribution and service fees payable	$7,274
Payable to affiliates	1,475
Accrued compensation	756
Accounts payable and accrued expenses	2,354
Total Liabilities	11,859
Stockholder's equity	10,900
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$22,759

The accompanying notes are an integral part of this Statement of Financial Condition.

SELIGMAN ADVISORS, INC.
(a wholly-owned subsidiary of
J. & W. Seligman & Co. Incorporated)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

Note 1 - Organization and Summary of Significant Accounting Policies:

Seligman Advisors, Inc. (the "Company") is a wholly-owned subsidiary of J. & W. Seligman & Co. Incorporated ("Seligman"). The Company is a registered broker dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. The Company primarily acts as the exclusive distributor for the open-end investment companies in the Seligman Group ("Investment Companies"). The Investment Companies offer Class A, B, C, D, I and R shares which are distinguished by the amount and timing of sales charges and distribution and service fees paid by the Investment Companies or their shareholders. The Company's distribution services are performed pursuant to distribution agreements under which the Company, where applicable, receives distribution concessions, net of commissions, paid to dealers for distribution of the Investment Companies' shares.

Distribution concessions and related commissions paid to dealers for sale of Class A and Class C shares of the Investment Companies, which are sold with a front-end sales charge, are recorded on a trade date basis. As of June 4, 2007, Class C shares are no longer offered with a front-end sales charge.

Deferred commissions represent a portion of the amounts paid to dealers for the sale of Class R shares of the Investment Companies and all of the amounts paid to dealers for the sale of Class C and Class D shares of the Investment Companies and Class B shares of the Offshore Investment Companies. Such amounts are recorded on a trade date basis. The deferred commissions relating to Class C and Class D of the Investment Companies are amortized over a twelve-month period as the related distribution and service fees are earned from the Investment Companies or contingent deferred sales charges are received. Class R is amortized over three years as the related distribution and service fees are earned. The deferred commissions relating to the Class B Offshore Investment Companies are amortized over periods not exceeding five years, the period of time during which deferred sales commissions are generally recovered from distribution and service fees earned from the Offshore Investment Companies or contingent deferred sales charges are received. Management tests the deferred sales commission asset for recoverability monthly. Estimates of future recoverability are made based on current and estimated future returns. If management determines that an impairment condition exists, a loss would be recorded.

Distribution and service fees payable represent amounts payable to dealers for distribution assistance and for continuing services rendered to Investment Company shareholders, and are paid subject to the collection of distribution and service fees receivable from the Investment Companies.

The Company's cash and cash equivalents consist of funds on deposit in accounts with commercial banks and shares of Seligman Cash Management Fund, Inc. (the "Cash Management Fund").

Furniture, equipment and fixtures are depreciated using an accelerated method over periods of five to seven years.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Management estimates that the fair value of financial instruments recognized in the Statement of Financial Condition approximates their carrying value, as such financial instruments either are short term in nature or are carried at market value.

As more fully disclosed in footnote 3, the Company has various agreements with affiliated entities relating to reimbursements for distribution services, marketing, and related costs. The accompanying financial statements may not be indicative of the financial condition for the results of operations if the Company had been operated as an unaffiliated entity.

Note 2 - Sale of Future Cash Flows:

The Company has agreements (the "Agreements") with third parties (the "Purchasers") pursuant to which the Company sells, on a continuous basis, its rights to collect (i) a substantial portion of the distribution fees payable by certain Investment Companies with respect to their Class B shares and (ii) any contingent deferred sales charges imposed upon shareholders redeeming Class B shares of such Investment Companies. Since the Agreements with the Purchasers are without recourse and do not constitute continuing involvement, the Company does not record in its financial statements the distribution fees paid by the Investment Companies or the contingent deferred sales charges paid by shareholders that have been assigned to the Purchasers pursuant to the Agreements.

Note 3 - Related Party Transactions:

The Company has a Sales Agreement and a related Administration, Shareholder Services, and Distribution Agreement with an affiliate, Seligman Services, Inc. ("Services"). Services is a limited purpose broker-dealer that responds to inquiries from shareholders with respect to the Investment Companies and provides shareholder liaison services to shareholders that do not have a broker-dealer of record. The Company pays Services, with funds obtained from the Investment Companies, service fees pursuant to these agreements. However, because the Company provides administrative and compliance support to Services, Services reimburses the Company for the administrative and compliance costs allocable to Services monthly based on an expense sharing arrangement.

Seligman provides the Investment Companies with investment management and administrative services pursuant to management agreements under which Seligman receives management fees. In recognition of the benefits derived by Seligman from the distribution and marketing services provided by the Company, Seligman has an agreement with the Company whereby the Company is reimbursed for its net cost, as defined, of performing such services, after deducting the amount received from Services.

Prior to 2006, Seligman International, Inc. ("International"), an affiliate of the Company, and its branches and subsidiary acted as marketing representatives of certain of the Investment Companies distributed by the Company outside the United States. In recognition of the benefits derived by the Company and, indirectly, by Seligman from the services provided by International and its branches and subsidiary, the Company had entered into Services Agreements with International and its branches and subsidiary pursuant to which it reimbursed those entities for their net costs, as defined in their respective Services Agreements with the Company, plus a mark-up of up to ten percent of such net costs. By the end of 2004, International's branches and subsidiary discontinued operations. These agreements were terminated automatically when International and its branches and subsidiary ceased operations. As of December 31, 2007, Seligman International, Inc.- Hong Kong branch, Seligman International UK Limited, the subsidiary of International, and Seligman International, Inc. - Latin America branch have been dissolved. Seligman International, Inc. is in the process of liquidation.

Cash equivalents at December 31, 2006 include 16,110,983 shares of the Cash Management Fund, having a net asset value of $1.00 per share.

Investments represent shares of certain Investment Companies, which are valued at net asset value.

Payable to affiliates primarily represents distribution income due International as well as payments due to affiliates for expenses paid on behalf of the Company. Receivable from affiliates represents expenses paid by the Company on behalf of affiliates, distribution revenue due from Services, as well as reimbursements from certain Offshore Investment Companies.

Certain directors and/or officers of the Company are also directors and/or officers of Seligman, Services, International and the Investment Companies.

Note 4 – Furniture, Equipment, Fixtures and Leasehold Improvements:

Furniture, equipment, fixtures and leasehold improvements consist of the following at December 31, 2007:

	Cost	Accumulated Depreciation	Net Cost
Furniture & equipment	$140,063	$118,351	$21,712
Computer equipment	530,308	475,764	54,544
Software	280,082	280,082	0
Total	$950,453	$874,197	$76,256

Note 5 - Employee Benefit Plans:

Substantially all employees of the Company are included in Seligman's defined contribution plan (the "Plan"). Under one feature of the Plan, Seligman, at its option, may contribute up to 15 percent of employees' base compensation, which is fully vested to the employees. Under a second feature of the Plan, Seligman matches contributions made by participating employees up to 3 percent of their salaries. Eligible participants become vested in Seligman's contributions 34 percent after one year, 67 percent after two years and 100 percent after three years. Participants invest all contributions not taken in cash in funds, which invest solely in the Investment Companies.

Note 6 – Income Taxes:

Seligman has elected to treat the Company as a qualified subchapter S subsidiary. In 2007, the Internal Revenue Service granted Seligman permission to change its method of accounting for taxes from the accrual method to the overall cash receipts and disbursements method. The Company is included in the federal and state S Corporation income tax returns and the combined local income tax return of Seligman. No federal tax provision is required as the taxes are borne by Seligman's stockholders. The Company computes its income tax provision on a separate company basis in accordance with a tax sharing arrangement with Seligman. At December 31, 2007, the Company recorded an income tax payable of $66,910 due to Seligman in the accompanying Statement of Financial Condition.

Deferred income has been provided in recognition of temporary differences between income for financial reporting purposes and income tax purposes, principally relating to receivables that are recognized as income for financial statement purposes, but not for income tax purposes, deferred commissions, reversal of capitalized expenditures, unrealized gains and losses on investments and payables and accrued expenses recorded in the financial statements that are not deductible for tax purposes until future years.

Note 7 – Commitments and Contingencies:

In 2004, the Company and Seligman (collectively, the "Firm") completed the extensive internal review that began in 2003 concerning mutual fund trading practices. The Firm's review, which covered the years 2001 to 2003, noted one arrangement that permitted frequent trading in certain of the Investment Companies; this arrangement was in the process of being closed down by the Firm before September 2003. Additionally, the Firm identified three other arrangements that permitted frequent trading, all of which had been terminated, the most recent in September 2002. In January 2004, Seligman, on a voluntary basis, publicly disclosed these four arrangements to its clients and to shareholders of the Investment Companies. Seligman also provided information concerning mutual fund trading practices to the Securities and Exchange Commission (the "SEC") and the Office of the Attorney General of the State of New York ("NYAG").

In September 2005, the New York staff of the SEC indicated that it was considering recommending to the Commissioners of the SEC the instituting of a formal action against the Firm relating to frequent trading in the Investment Companies. Seligman responded to the staff in October 2005 that it believed that any action would be both inappropriate and unnecessary, especially in light of the fact that Seligman had previously resolved the underlying issue with the Independent Directors of the Investment Companies and made recompense to the affected Investment Companies.

In September 2006, the NYAG commenced a civil action in New York State Supreme Court against Seligman, the Company, Seligman Data Corp., and Brian T. Zino (President of Seligman and the Investment Companies) (collectively, the "Seligman Parties"), alleging, in substance, that, in addition to the four arrangements noted above, the Seligman Parties permitted other persons to engage in frequent trading and, as a result, the prospectus disclosure used by the Investment Companies is and has been misleading. The NYAG included other related claims and also claimed that the fees charged by Seligman to the Investment Companies were excessive. The NYAG is seeking damages of at least $80 million and restitution, disgorgement, penalties and costs and injunctive relief. The Seligman Parties answered the complaint in December 2006 and believe that the claims are without merit.

Any resolution of these matters may include the relief noted above or other sanctions or changes in procedures. If the NYAG obtains injunctive relief, Seligman and its affiliates could, in the absence of the SEC in its discretion granting exemptive relief, be enjoined from providing advisory and underwriting services to the Investment Companies and other registered investment companies.

Seligman's management does not believe that the foregoing legal actions or other possible actions will have a material adverse impact on the Firm's financial position. However, there can be no assurance of this, or that these matters and any related publicity will not result in reduced demand for shares of the Investment Companies or other adverse consequences.

The Company is subject to other legal actions in the ordinary course of business. Management of the Company after consultation with its legal counsel, believes that the ultimate resolution of these other pending litigation matters should not have any material adverse effect on the Company's financial position.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

Note 8 - Net Capital Requirement:

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $6,878,315, which exceeded the minimum required net capital of $790,616 by $6,087,699, and the ratio of aggregate indebtedness to net capital was approximately 1.72 to 1.

PRICEWATERHOUSECOOPERS

SEC
Mail Processing
Section

FEB 29 2008

Washington, DC
101

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Stockholder of
Seligman Advisors, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Seligman Advisors, Inc. (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PRICEWATERHOUSECOOPERS

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2008

END